FIRST AMENDMENT TO THE
      ACQUISITION AGREEMENT
      BY AND BETWEEN
      ESCO ELECTRONICS CORPORATION AND SCHAWK, INC.
      DATED DECEMBER 18, 1996


      This First Amendment to the Acquisition Agreement by and between ESCO Electronics Corporation and Schawk, Inc. dated December 18, 1996 (this Amendment ) is dated as of February 6, 1997.

      Whereas, ESCO Electronics Corporation, a Missouri corporation ( Buyer ) and Schawk, Inc., a Delaware corporation ( Seller ) are parties to an acquisition agreement (the Acquisition Agreement ) dated
      December 18, 1996, to which they desire to make certain amendments, as further described herein.

      Now therefore, in consideration of the foregoing recitals and the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree for themselves, their successors and assigns, as follows:

      1. The following clause shall be added at the end of subparagraph 2.9 (e): and shall include interest at the prime rate of interest as announced from time to time by Morgan Guaranty Trust Co. of New York from the Closing Date through the date of payment.
      1. Clause (b)(i) in Section 3.13 of the Acquisition Agreement is deleted and replaced by the following:
           (i)(A) registered patents and trademarks included in the Intellectual Property were validly issued, (B) unregistered trademarks included in the Intellectual Property are valid, to the full extent, in civil law counties, of protection for unregistered trademarks under applicable Law, and in common law counties, to the full extent under common law and (C) except as set forth on
           Schedule 3.13(b), no Seller Group Person has received notice of the invalidity or unenforccability of any Intellectual Property;
1. Section 5.4 of the Acquisition Agreement is hereby deleted and replaced by the following:
     51 Full Access. Seller covenants that, until the Closing, representatives of Buyer shall have full access at all reasonable times to all premises, properties, books, records, contracts, tax records and documents of each Seller Group Person relating to the Business, and Seller will furnish to Buyer any information in respect to the
          Business as Buyer may from time to time request. Such examination and investigation by Buyer, and any discovery of facts resulting therefrom, shall not affect the warranties and representations of Seller contained in this Agreement.
          Buyer shall inform Seller of any matter involving Indemnified Loss involving $50,000 or more as to which Buyer believes, as of the Closing Date, that it is entitled to and intends to assert a claim pursuant to Article IX hereof that arises from a breach of the representations and warranties pursuant to Article III hereof.
1.The following clause (h) shall be added to Section 9.1 of the Acquisition
  Agreement. and/or (h) any fines, orders, sanctions, penalties, or other claims by any Government, and any Liability to any to any Employee, arising from any actual or alleged violation of any Law respecting employee or occupational safety or health ( OSHA Law ) arising from or in connection with conditions at any facility of the Business or other Purchased Asset if such conditions existed at the Effective Time, provided that (A) Buyer provides notice to Seller of any such claim or Liability not later than March 31, 1998, and (B) notwithstanding the foregoing.
  Buyer shall be responsible for any capital expenditure to remedies such facilities and Purchased Assets in order to comply with such OSHA Law, and shall use reasonable best efforts to mitigate any such claims or Liabilities by endeavoring to cure after governmental notice of violation has been received, and shall proceed to implement procedures in accordance with good business practice.
1. Buyer and Seller agree that proper accruals shall be made in accordance with GAAP on the closing Date Balance for inter ail 1996 ad valorem real estate taxes.
2.   The following shall be added to Section 9.8:
     The Purchased Assets shall include certain items as provided in the letter dated February 7, 1997 attached as Schedule 9.8. Seller further agrees to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against all Taxes and Tax Losses (as to any event, net of any actual tax gain realized in connection with the same event) payable as a result of the transactions contemplated in
     Section 9.8 including without limitation any Taxes or Tax Losses arising from the invalidity, transfer or repayment of any intercompany loans or administration thereof, so as to put the Buyer
     Indemnified Parties in all respects in the same position with respect to Taxes and tax attributes that they would have had if the transactions contemplated in Schedule 9.8 had not occurred and the Closing had occurred as contemplated in this Agreement without reference to Schedule 9.8; provided, that the foregoing shall not be subject to the limitations in Section 9/4(a)(i) or (iii) hereof. Seller and Buyer agree to review the transactions described in said February 7, 1997 letter during the sixty days after Closing to ascertain whether such transactions may be restructured in a manner more favorable or neutral the Parties provided that neither
     Party shall be required to incur any additional expense in such respect. The Closing Balance Sheet shall be prepared in all respects as if the Closing had occurred without reference to the transactions contemplated in Schedule 9.8.
1. This Amendment is limited as specified and shall not constitute a modification of any other provision of the Acquisition Agreement.
     Except as expressly amended hereby, the Acquisition Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof. As used in the Acquisition Agreement, herein. hereinafter, hereto, hereof, and words of similar import shall, unless the context otherwise requires, mean the Acquisition Agreement after the amendments by this Amendment.
2. This Amendment may be executed in one or more identical counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

In witness whereof, ESCO Electronics Corporation and Schawk, Inc., hereby approve this Amendment as of the day and year first written above.

      ESCO Electronics Corporation

      /s/   D. W. Snoke

     /s/   A. Alex Sarkisian